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                               Exhibit 27(d)(iii)

                           Primary Insured Rider Plus

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                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                                (A STOCK COMPANY)

                           Home Office: Columbus, Ohio
                   Administrative Office: Clearwater, Florida

                           PRIMARY INSURED RIDER PLUS

IN THIS RIDER, the Primary Insured is named on Page 3 of the Policy. Western Reserve Life Assurance Co. of Ohio will be referred to as We, Our or Us.

BENEFIT We will pay the Face Amount of this Rider as shown on Page 4 of the Policy when We receive due proof that the Primary Insured's death occurred while this Rider was In Force.

CONSIDERATION          This Rider is issued in consideration of:

                       1.   the application for this Rider; and

                       2.   the payment of the Initial Premium.

INCONTESTABILITY       This Rider shall be incontestable after it has been In
                       Force while the Primary Insured is still alive, for two years after the effective date of this Rider.

SUICIDE If the Primary Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Suicide Provision of the Policy applies and no additional benefit is applicable to this Rider. If the Primary Insured dies by suicide, while sane or insane, beyond two years from the Policy Date but within two years after the effective date of this Rider, Our liability for this Rider shall be limited to the total Monthly Deductions for this Rider.

CONVERSION PRIVILEGE   On any Monthiversary while this Rider is In Force, the
                       Owner may exchange this Rider, without evidence of insurability, for a new policy on the Primary Insured's life. We may allow an increase to the Policy's Specified
                       Amount if the Base Policy and all of the Riders In Force allow such an increase. Such new policy will be issued upon written request subject to the following:

                       1. The Rider has not reached the Primary Insured's 86th birthday;

                       2. The new policy is on any permanent plan of insurance then offered by Us for conversion;

                       3. The amount of insurance or increase upon conversion will equal the Face Amount then In Force under this Rider; and

                       4. The payment of the premium based on the Primary Insured's Rate Class under this Rider.

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TERMINATION          This Rider will terminate on the earliest of:
                     1. The Anniversary on or following the Primary Insured's 100th birthday;

                     2.   The date this Policy terminates;

                     3.   The date of conversion of this Rider;

                     4. The Monthiversary on which this Rider is terminated upon written request by the Owner.

GENERAL This Rider is part of the Policy. It is subject to all the terms of this Rider and the Policy. This Rider has no Cash Value.

                     The Monthly Deduction for this Rider for each of the first 12 policy months is shown on page 4 of the Policy. Monthly Deductions after the first policy year will be calculated consistent with the Monthly Cost of Insurance, Monthly Cost of Insurance Rates, and Per Unit Charge provisions of the Policy to which this Rider is attached.

EFFECTIVE DATE       This Rider becomes effective on the same date as the Policy unless a later date is shown here.

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                              /s/ William H Geiger
                                   Secretary